Exhibit 99.2

PUXIN LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NEW)

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 18, 2020

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Puxin Limited (the “Company”) will be held at Floor 16, Chuangfu Mansion, No. 18 Danling Street, Haidian District, Beijing, People’s Republic of China on December 18, 2020 at 9:00 a.m. – 11:00 a.m. (Beijing Time).

No proposal will be submitted for shareholder approval at the AGM. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof has been set as the close of business on November 23, 2020.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person. In order to assist us in our preparation for the AGM, please RSVP by email ir@pxjy.com.

By Order of the Board of Directors,
Puxin Limited

/s/ Yunlong Sha
Yunlong Sha
Chairman and Chief Executive Officer

Beijing, China

November 17, 2020